UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31127

SpartanNash Company

(Exact name of registrant as specified in its charter)

850 76th Street, S.W.

P.O. Box 8700

Grand Rapids, Michigan 49518-8700

(616) 878-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SpartanNash Company has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

SPARTANNASH COMPANY

Date: October 2, 2025

	By:	/s/ Ileana McAlary
	Name:	Ileana McAlary
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary